UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-33765

Yueda Digital Holding

7545 Irvine Center Drive

Suite 200

Irvine, CA 92618

The United States
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Appointment of Independent Director

Yueda Digital Holding (the “Company”) has appointed Mr. Hon Siong Lin (“Mr. Lin”) to serve as an independent director, and to serve on the Company’s Audit Committee, the Compensation Committee, and as the chair of the Compliance Committee of the board of directors (the “Board”). The Board approved Mr. Lin’s appointment on May 8, 2026. On May 8, 2026, the Company extended a director offer letter to Mr. Hon Siong Lin, who accepted the offer and signed a consent to act as a director of the Company.

Mr. Lin has extensive experience in engineering, industrial automation, manufacturing operations, and business management. Since August 2022, Mr. Lin has served as the Operations Manager and Chief Executive Officer of Audio Handle Sdn Bhd, overseeing the company’s manufacturing operations, procurement, production management, quality assurance, operational strategy, and overall business performance. He has led cross-functional teams in driving operational efficiency, cost management, process optimization, and organizational growth. He served as a Project Engineer at Ener Tech Solution Sdn Bhd from February 2020 to August 2022, where he directed end-to-end execution of industrial automation and electrical system projects, including project planning, technical evaluation, implementation, testing, and commissioning. Mr. Lin obtained his Bachelor of Mechanical Engineering from INTI International University in December 2019.

Mr. Lin does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-290453) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yueda Digital Holding

Date: May 14, 2026	By:	/s/ Qirui Dou
	Name:	Qirui Dou
	Title:	Chief Executive Officer

2